EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS DIRECTOR AND SUPERVISOR BY THE NAFR

Reference is made to (i) the announcement of China Life Insurance Company Limited (the “Company”) dated 15 December 2022 in relation to, among others, the election of Ms. Zhuo Meijuan as a Non-executive Director of the seventh session of the board of directors of the Company (the “Board”) at the third extraordinary general meeting 2022 (the “EGM”) of the Company held on the same day, and (ii) the announcement of the Company dated 12 May 2023 in relation to the election of Ms. Ye Yinglan as an Employee Representative Supervisor of the seventh session of the board of supervisors of the Company at the tenth extraordinary meeting of the third session of the employee representative meeting of the Company.

The Company has recently received the approval of qualification of Ms. Zhuo Meijuan and Ms. Ye Yinglan issued by the National Administration of Financial Regulation (the “NAFR”, the predecessor of which is the China Banking and Insurance Regulatory Commission). Pursuant to the approval, the qualification of Ms. Zhuo Meijuan as a Director of the Company and the qualification of Ms. Ye Yinglan as a Supervisor of the Company have been approved by the NAFR. Their term of service commenced on 21 June 2023. With effect from the same day, Ms. Zhuo Meijuan has served as a member of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board.

For the biographical details of Ms. Zhuo Meijuan and Ms. Ye Yinglan, please refer to the announcements of the Company dated 27 October 2022 and 12 May 2023 and the circular of the EGM dated 10 November 2022.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 28 June 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Directors:	Wang Junhui, Zhuo Meijuan
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie